December 21, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER INTERSECTS MULTIPLE ZONES OF HIGH GRADE SILVER-GOLD IN
STEP-OUT DRILLING AT SAN IGNACIO PROPERTY, GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to announce that the second section of diamond drill holes at the San Ignacio Mine Property, Guanajuato has intersected numerous zones of silver-gold mineralization, some of which appear to correlate well with the first two holes and others that appear to be new zones. Two holes, ESI10-03 and 04, were drilled easterly at angles of -40° and -60° from a drill setup approximately 45 metres north of holes ESI10-01 and 02 (see news releases dated October 28th & November 15th 2010).

Hole ESI10-03 intersected 15 silver-gold mineralized zones, including the Melladito zone, which returned 212g/t silver and 1.99g/t gold over 4.3 metres, the Nombre de Dios zone with 850g/t silver and 3.75g/t gold over 3.1 metres, and a footwall stockwork zone with 680g/t silver and 1.94g/t gold over 3.85 metres. The fourth hole, ESI10-04, was drilled under ESI10-03 and intersected five silver-gold mineralized zones, including the Melladito zone with 240g/t silver and 0.8g/t gold over 5.8 metres, the Nombre de Dios zone with 2,020g/t silver and 7.80g/t gold over 0.9 metres, and a footwall stockwork zone with 660g/t silver and 1.73g/t gold over 3.25 metres, including 0.80 metres assaying 2,380g/t silver and 6.57g/t gold.

Both ESI10-03 and 04 were longer holes, and as such drilled deeper and further east, than ESI10-01 and 02. New and more easterly footwall stockwork zones were intersected in ESI10-03 and 04, the interpretation of which is still tentative, but the Company is pleased that previously unknown silver-gold mineralized zones are being intersected as the drilling is extended eastward. Highlights of holes ESI10-03 and 04 are presented in the tables below, while a plan map showing the location of Great Panther’s San Ignacio drill-holes, and an interpretative cross section, are posted on the Company web-site under the Guanajuato Mine Complex section.

The deepest stockwork intersection in ESI10-04 (3.25 metres of 660g/t silver and 1.73g/t gold) is at a vertical depth below surface of approximately 420 metres. This may correlate with the zone of similar grades and width at the bottom of hole ESI10-03 (3.85 metres of 680g/t silver and 1.94g/t gold) and represents a significant vertical interval of high grade silver-gold mineralization, down to 1,980 metres above sea level (“masl”). Typically in the La Luz vein camp, the bottoms of the mineralized zones are at 2,100 – 2,150 masl. Interpretation of the various structures is ongoing and as down-dip infill drilling commences a better understanding will emerge.

In light of the success of the 2010 drilling at San Ignacio, Great Panther’s Board of Directors has approved a new 2011 budget of $2.8 million for the exploration and development of the San Ignacio property. As soon as the appropriate permits are in place, an expanded drilling program will commence. Potential sites to establish a portal for an underground ramp are also being evaluated. Due to the proximity of the San Ignacio Property to the Company’s main Guanajuato operation, any mineralization intersected in the course of underground exploration and development can be trucked to the plant for processing. In this way, cash flow provided by the additional tonnage can be used to offset the cost of the exploration and development program.

The San Ignacio Mine property covers approximately 4 kilometres of strike length on the La Luz vein system, which is parallel to, and 5 kilometres west of, the principal Veta Madre structure that hosts the main Guanajuato mines (see map on website at http://www.greatpanther.com/i/pdf/GTO-SanIgnacio-LocationMap.pdf). The La Luz district marks the site of the first discovery of silver in the area, in the year 1548, which led to the discovery of the Veta Madre silver-gold deposits in 1550. It comprises a swarm of generally north-northwest striking, vertical to west dipping quartz veins and breccias with associated low sulphidation silver-gold mineralization, along an approximate 8 kilometre long trend.

Highlights of Drill Hole ESI10-03:

	SAN IGNACIO, ESI10-03, -40, N49E, 416.9m
ZONE	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)
Melladito hanging wall	57.70	58.00	0.30	0.57	282

Melladito hanging wall	96.95	97.65	0.70	0.66	162

Melladito hanging wall	118.45	118.90	0.45	1.03	336

Melladito hanging wall	131.30	131.50	0.20	3.75	590

Melladito hanging wall	146.95	147.15	0.20	1.18	220

Melladito zone	148.30	149.90	1.60	1.03	33
	149.90	151.35	1.45	1.83	128
	151.35	152.60	1.25	3.39	539
composite	148.30	152.60	4.30	1.99	212

Intermediate	220.10	220.25	0.15	1.01	331

Intermediate	233.10	233.45	0.35	0.56	140

Intermediate	254.10	254.40	0.30	1.27	23

Nombre de Dios zone	268.45	269.35	0.90	3.77	823
	269.35	270.60	1.25	4.76	1130
	270.60	271.00	0.40	2.38	283
	271.00	271.55	0.55	2.39	668
composite	268.45	271.55	3.10	3.75	850

Footwall vein	299.60	299.80	0.20	3.47	20

Footwall vein	306.45	306.85	0.40	3.20	251

Footwall vein	342.90	343.05	0.15	20.40	342

Footwall stockwork	412.35	413.45	1.10	0.99	357
	413.45	414.60	1.15	1.74	216
	414.60	415.40	0.80	1.42	341
	415.40	416.20	0.80	4.04	2128
composite	412.35	416.20	3.85	1.94	680

Highlights of Drill Hole ESI10-04:

	SAN IGNACIO, ESI10-04, -60, N55E, 570.0m
ZONE	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)
Melladito zone	218.10	219.00	0.90	0.53	303
	219.00	220.75	1.75	0.2	76
	220.75	221.90	1.15	0.61	77
	221.90	223.10	1.20	1.81	345
	223.10	223.90	0.80	1.21	606
composite	218.10	223.90	5.80	0.80	240

Melladito footwall	232.50	233.15	0.65	0.76	159

Nombre de Dios zone	399.00	399.90	0.90	7.8	2020

Footwall vein	474.10	474.40	0.30	4.67	2020

Footwall stockwork	484.35	485.70	1.35	0.18	178
	485.70	486.80	1.10	0.1	1
	486.80	487.60	0.80	6.57	2380
composite	484.35	487.60	3.25	1.73	660

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples is being conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.